                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          GENERAL MICROWAVE CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    370307100
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 16, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D (Amendment No. 2)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Adam M. Hutt

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[ ]
                                                           b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF, PF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                      7.      SOLE VOTING POWER
                              0


                      8.      SHARED VOTING POWER
  SHARES                      40,000
BENEFICIALLY
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      0
   WITH

                      10.     SHARED DISPOSITIVE POWER
                              40,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            40,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                        [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.3%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D (Amendment No. 2)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AMH Equity, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              a[ ]
                                                              b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF, WC

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                      7.      SOLE VOTING POWER
                              0


                      8.      SHARED VOTING POWER
  SHARES                      40,000
BENEFICIALLY
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      0
   WITH

                      10.     SHARED DISPOSITIVE POWER
                              40,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            40,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                        [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.3%

          14.     TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D (Amendment No. 2)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF, PF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                     7.      SOLE VOTING POWER
                             15,200


                     8.      SHARED VOTING POWER
  SHARES                     3,800
BENEFICIALLY
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     15,200
   WITH

                     10.     SHARED DISPOSITIVE POWER
                             3,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            19,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                       [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.6%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D (Amendment No. 2)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                a[ ]
                                                                b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF, WC

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                7.      SOLE VOTING POWER
                        0


                8.      SHARED VOTING POWER
  SHARES                3,800
BENEFICIALLY
 OWNED BY
REPORTING       9.      SOLE DISPOSITIVE POWER
  PERSON                0
   WITH

                10.     SHARED DISPOSITIVE POWER
                        3,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,800

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                      [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.3%

          14.     TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D (Amendment No. 2)

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                      7.      SOLE VOTING POWER
                              0


                      8.      SHARED VOTING POWER
  SHARES                      3,800
BENEFICIALLY
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      0
   WITH

                      10.     SHARED DISPOSITIVE POWER
                              3,800

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,800

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                    [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.3%

          14.     TYPE OF REPORTING PERSON*
                  PN

Item 1.  Security and Issuer

                  This Amendment No. 2, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), amends the Schedule 13D filed by the Reporting Persons (as defined in Item 2) on July 11, 1996, as amended by Amendment No. 1 filed by the Reporting Persons on April 17, 1997 (as so amended, the "Schedule 13D"), and relates to shares of Common Stock, $.01 par value per share ("Common Stock"), of General Microwave Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5500 New Horizons Boulevard, Amityville, New York 11701. This Amendment No. 2 is being filed by the Reporting Persons (i) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed to have disposed of beneficial ownership of one percent or more of the outstanding Common Stock and (ii) to report that, as of the date hereof, the Reporting Persons no longer beneficially own more than 5 percent of the Common Stock outstanding. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

 Item 3. Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Schedule 13D is hereby supplemented by the following:

                  As of the date hereof, each of Mr. Hutt and AMH Equity beneficially own 40,000 shares of Common Stock. Since April 17, 1997, Mr. Hutt and AMH Equity disposed of beneficial ownership of 20,000 shares of Common Stock for an aggregate sales price of approximately $181,863.

                  As of the date hereof, Mr. Petschek beneficially owns 19,000 shares of Common Stock. Since April 17, 1997, Mr. Petschek disposed of beneficial ownership of 5,000 shares of Common Stock for an aggregate sales price of $48,750.

                  As of the date hereof, each of Corsair Management and CMP beneficially own 3,800 shares of Common Stock. Since April 17, 1997, Corsair Management and CMP disposed of beneficial ownership of 1,000 shares of Common Stock for an aggregate sales price of $9,750.

 Item 5. Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby supplemented by the following:

                  (a)(i) On the date of this Statement, Mr. Hutt may be deemed a beneficial owner of the 40,000 aggregate shares of Common Stock (approximately 3.3% of the Common Stock outstanding) held for the account of Leviticus Partners.

                  (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which AMH Equity may be deemed a beneficial owner is 40,000 (approximately 3.3% of the Common Stock outstanding).

                  (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Petschek may be deemed a beneficial owner is 19,000 (approximately 1.6% of the Common Stock outstanding). This number includes (A) 15,200 shares of Common Stock held for the account of Corsair Partners and (B) 3,800 shares of Common Stock held for the account of Corsair Partners II.

                  (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which Corsair Management may be deemed a beneficial owner is 3,800 (approximately 0.3% of the Common Stock outstanding).

                  (v) On the date of this Statement, the aggregate number of shares of Common Stock of which CMP may be deemed a beneficial owner is 3,800 (approximately 0.3% of the Common Stock outstanding).

                   (b)(i) By virtue of his position as the sole shareholder of AMH Equity and pursuant to the partnership agreement of Leviticus Partners, Mr. Hutt may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 40,000 shares of Common Stock held by Leviticus Partners.

                   (ii) By virtue of its position as the sole general partner of Leviticus Partners, AMH Equity may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 40,000 shares of Common Stock held by Leviticus Partners.

                  (iii) By virtue of (x) his position as the general partner of Corsair Partners and (y) his position as the sole shareholder of Corsair Management and pursuant to the terms of the partnership agreement of Corsair Partners II and by agreement among the general partners of CMP, Mr. Petschek may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners and Corsair Partners II, including 15,200 shares of Common Stock held by Corsair Partners and 3,800 shares of Common Stock held by Corsair Partners II.

                  (iv) By virtue of its position as a general partner of CMP and pursuant to the terms of the partnership agreement of CMP, Corsair Management may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 3,800 shares of Common Stock held by Corsair Partners II.

                  (v) By virtue of its position as the sole general partner of Corsair Partners II, CMP may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 3,800 shares of Common Stock held by Corsair Partners II.

                  The percentages used herein are calculated based upon the 1,205,909 shares of Common Stock stated to be issued and outstanding at June 27, 1997, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1997.

                  (c) Except for the transactions listed in Annex A hereto, there have been no transactions with respect to the Common Stock during the past 60 days by any of Mr. Hutt, Mr. Petschek, AMH Equity, CMP or Corsair Management.

                  As of the date hereof, the Reporting Persons no longer beneficially own more than 5 percent of the Common Stock outstanding. Accordingly, until such time as the Reporting Persons acquire, directly or indirectly, beneficial ownership of additional Common Stock in excess of the 5 percent threshold, the Reporting Persons are no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 1997          /s/ Adam M. Hutt
                                        Adam M. Hutt



                                        AMH EQUITY, LTD.

                                        By:/s/ Adam H. Hutt
                                        Name:  Adam M. Hutt
                                        Title: President



                                    /s/ Jay R. Petschek
                                        Jay R. Petschek



                                        CORSAIR MANAGEMENT COMPANY, INC.


                                        By:/s/ Jay R. Petschek
                                        Name:  Jay R. Petschek
                                        Title: President



                                        CORSAIR MANAGING PARTNERS

                                        By:  Corsair Management Company, Inc.,
                                             a general partner


                                        By:/s/ Jay R. Petschek
                                        Name:  Jay R. Petschek
                                        Title: President

                                     Annex A


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                        OF GENERAL MICROWAVE CORPORATION



                                   Date of           Nature of           Number of Shares      Price Per Share
For the Account of:                Transaction       Transaction
-------------------                -----------       -----------         ----------------      ---------------

Leviticus Partners                 9/12/97              Sale                  10,000                    $8
Leviticus Partners                 9/16/97              Sale                   5,000               $10 1/4
Leviticus Partners                 9/16/97              Sale                   1,300                   $10
Leviticus Partners                 9/17/97              Sale                     700               $10 1/8
Leviticus Partners                 9/17/97              Sale                   2,600                $9 7/8
Leviticus Partners                 9/18/97              Sale                     400                $9 5/8
Corsair Partners                   9/18/97              Sale                   4,000                $9 3/4
Corsair Partners II                9/18/97              Sale                   1,000                $9 3/4



